Hemagen Extends Exchange Offer for 8% Senior Subordinated Secured Convertible Notes
Due April 2005

Thursday September 30, 8:13 pm ET

COLUMBIA, Md. — (BUSINESS WIRE) — Sept. 30, 2004 — Hemagen Diagnostics, Inc., (NASDAQ: HMGN.OB — News) announced today that it has extended its offer to exchange $6,090,000 principal amount of its 8% Senior Subordinated Secured Convertible Notes due 2005 (the “Notes”) for common stock and Modified Notes. The exchange offer was scheduled to expire at 12:00 midnight, Eastern time, on September 30, 2004. The new expiration date for the exchange offer is 12:00 midnight, Eastern Time, on October 15, 2004, unless further extended or earlier terminated.

To date, $4,790,000 of the principal amount of the Notes have been deposited for exchange.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hemagen Diagnostics, Inc. The exchange offer will be made only through and upon the terms and conditions described in Hemagen Diagnostics, Inc’s, Offering Memorandum dated September 2, 2004, as supplemented, and related letter of transmittal. Hemagen, has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offering documents) contains important information that should be read carefully before any decision is made with respect to the offer. The Offering Memorandum, as supplemented, the related letter of transmittal and certain other documents are being sent to all holders of Hemagen, existing Notes, at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other documents filed with the Securities and Exchange Commission) are available at no charge at the Securities and Exchange Commission website at http://sec.gov or from Hemagen at dricci@hemagen.com.

Investors may also contact Mr. Hales, at Hemagen Diagnostics, Inc., to obtain information about the exchange offer, including copies of the offering circular and related documents.

Hemagen Diagnostics, Inc., is a biotechnology company that develops, manufactures, and markets more than 150 FDA-cleared proprietary medical diagnostic test kits used to aid in the diagnosis of certain autoimmune and infectious diseases. Hemagen also manufactures and markets a complete line of Clinical Chemistry Reagents through its wholly owned subsidiary RAICHEM. In addition, Hemagen manufactures and sells the Analyst® an FDA-cleared Clinical Chemistry Analyzer used to measure important constituents in human and animal blood, and the Endochek, a clinical chemistry analyzer used to measure important constituents in animal blood. In the United States, the Company sells its products directly to physicians, veterinarians, clinical laboratories and blood banks and on a private-label basis through multinational distributors of medical supplies. Internationally, the Company sells its products primarily through distributors. The Company sells the Analyst® and the Endochek both directly and through distributors servicing physicians’ office laboratories and veterinarians’ offices. Hemagen’s products are used in many of the largest Laboratories, Hospitals, and Blood Banks around the world. Hemagen sells its products to over 1,000 customers worldwide. The company focuses on markets that offer significant growth opportunities. The Company was incorporated in 1985 and became a public company in 1993.

Contact:	Hemagen Diagnostics, Inc. William P. Hales 443-367-5500 Fax: 443-367-5527